Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

January 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Re:	Prosperity Bancshares, Inc.

Registration Statement on Form S-4

Filed January 11, 2023

File No. 333-269187

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Prosperity Bancshares, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-269187) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on January 31, 2023, or as soon as practicable thereafter.

Please contact William S. Anderson of Bracewell LLP at 713.221.1122 with any questions you may have regarding this request. In addition, please notify Mr. Anderson by telephone when this request for acceleration has been granted.

Very truly yours,

Prosperity Bancshares, Inc.

By:	/s/ Charlotte M. Rasche
Name:	Charlotte M. Rasche
Title:	Executive Vice President and General Counsel